NH HOTELES

SANTA ENGRACIA, 120
EDIFICIO CENTRAL
28003 MADRID
TEL. 91 451 97 27
FAX 91 451 97 29 / 30

02015146

82-4780

15 November, 2001

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

FEB 12 2002

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on November, 2001 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Roberto Chollet
Chief Financial Officer

dlw 2/15

HOTELES, S.A. - Inscrita en el Registro Mercantil de Madrid, Tomo 576 general, Libro 176 de la sección 3.ª, Folio 34 vuelto, Hoja n.º 1467 - C.I.F. A-28027944

NH HOTELES
Departamento de Comunicación
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 62 – Fax. 91 451 97 67

NH HOTELES WILL SAVE €75 MN UP TO 2005 WITH THE IMPLEMENTATION OF A SYNERGIES AND COST SAVINGS PLAN

- **The Company implements a €23 Mn Cost Savings Plan for 2001 and 2002**
- **The Synergies Plan following the merger with Krasnapolsky will boost operating income by €43.4 Mn between the last quarter of 2001 and 2002**
- **NH has identified other EBITDA boosters totalling €8 Mn in five years**

Madrid, 15 November 2001.- NH Hoteles will save close to €75 Mn in five years thanks to the Efficiency Improvement Plan prepared in collaboration with a well-known independent consulting firm which has been working on this project since last February. The project includes the implementation of a short-term Cost Savings Plan and a 5-year Synergies Plan to optimise the results of the merger with the Dutch chain Krasnapolsky.

Firstly, the Cost Savings Plan implies €23 Mn in savings between 2001 and 2002. These savings include specific actions in the Business Units of each country and in the NH Departments in Spain aimed at cutting costs without diminishing service quality through more efficient cost management (repairs, maintenance, gardening, travel expenses, telephone, marketing...), the maximum centralization and coordination of general external services, centralization of maintenance and repair contracts, integration of marketing actions, reduction in non-nominated product purchases, and centralized service and supply contract negotiations for enhanced cost control. These measures should bring €17 Mn in cost savings between the last quarter of 2001 and 2002.

Secondly, the Cost Savings Plan will result in cost savin at the Krasnapolsky Service Head Office where €4.2 Mn have already been saved and €2.2 Mn in additional savings between the last quarter of 2001 and 2002 in other items such as legal, tax, audit and consulting expenses.

The NH-Krasnapolsky merger Synergies Plan has a more long-term scope, five years, from 2001 to 2005. NH Hoteles announced its first annual savings estimates of €5 Mn.

Just more than a year after the NH –Krasnapolsky merger, however, the Company can assert that synergies will be twice the initially forecasted figure and will boost the Company's operating income by Eur 43.4 Mn between the last quarter of 2001 and 2005.

The main efficiency improvements will be driven by the restructuring of the sales organization and the centralization of the reservation services that are expected to generate

NH HOTELES

Departamento de Comunicación
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 62 – Fax. 91 451 97 67

higher sales of more than €62 Mn once the integration of all of the chain's sales offices around the world is completed.

Other synergies will be generated by process reengineering, the coordination of marketing actions, the centralisation of the purchasing division—where significant savings will be obtained on volumes and improved contract conditions—through the international cooperation among different business units and the alignment of the human resource departments. Moreover, other improvements are expected in banking conditions, joint treasury management as well as in the Company's accounting, management control and forecasting system.

Lastly, another significant aspect will be the integration of the Information System and Comunication (ICT) its implementation in all the chain's hotels with an on-line reservation system in real time that should be operative by year-end 2002.

In addition to the joint conclusions of the integrations teams and the independent auditing firm's study, NH Hoteles departments have identified other actions aimed at speeding up the integration process and the centralization and alignment of the human resource, administration and technology department. These actions will result in more than €8 Mn additional EBITDA improvements in five years.

ABOUT NH HOTELES

The NH Hoteles Group (www.nh-hoteles.com) is the third leading business hotel chain in Europe after the July 2000 acquisition of the Dutch chain Krasnapolsky. NH has more than 180 hotels with more than 25,000 rooms in 17 countries in Europe, Latin America and Africa. Moreover, the 26 hotel projects under constructions will provide an additional 3,300 new rooms. NH Hoteles are well known for the quality of their services and installations. The uniform décor, carefully designed to please the most discerning tastes, create a warm and comfortable ambience for our clients. The hotels provide the latest in equipment so that our clients may avail themselves of the latest in communication technologies for their work and leisure. Restaurant services are one of the chain's top priorities for offering our guests the best cuisine. The acclaimed chef, Ferrán Adrià, creator of EL Bulli, and NH Hoteles have entered into a collaboration agreement for introducing new restaurant concepts in our restaurants. In 2000, the Group's net operating profit surged 142% to Pts 91,596 Mn (€550.5 Mn) thanks 103.4% sales growth. Net profit was up 41% to €90 Mn. NH Hoteles posted 47% revenue growth in 9M01 driving operating profit up 25%. Despite the deplorable 11 September events, average RevPar has remained above 71%. The NH Group is listed in the Madrid stock exchange (included in the selective Ibex 35), and in Amsterdam's Euronext. Moreover, NH Hoteles is a member of the Stoxx Europe 600 index that includes Europe's leading companies.

Departamento de Comunicación
Santa Engracia, 120
28003 Madrid
Tel. 91 451 97 62 – Fax. 91 451 97 67

For additional information:
María Cortina
Director of NH Hoteles External Relations
Tel: + 34 91 451 9762
+ 34 91 451 97 18 (switchboard)
E-mail: cortina@nh-hoteles.es